Exhibit 6.1

LENDER/ BORROWER AGREEMENT

November 15, 2021

The parties to this agreement are CALTIER FUND l LP, a Delaware Limited Partnership (“Borrower”), Forbix Capital Corp. (“Broker”), and Forbix Capital Corp. (“Lender”).

Borrower understands that all aspects of this loan are negotiable including but not limited to: term, the interest rate, prepayment penalty, points, costs, etc. After thoroughly investigating its options, Borrower is satisfied with the loan. Interest is charged from the time Lender deposits the loan funds in escrow.

The term of this loan is approximately 6 months, or until May 15, 2022 (the “Maturity Date”) at which time all the outstanding principal and accrued interest and other charges are due and payable. The monthly interest payments are due within the 5-day grace period in order to avoid a 10% late fee thereafter. The interest rate will be 8.95% per annum (interest only). Should the loan go into default, whether at the maturity date or before, the interest rate will increase under the Note Agreement to 24.0% per annum (the “Default Rate”) from and after the date of default until the default is either fully cured or the loan paid in full. Borrower and Lender acknowledge and agree that it would be extremely difficult and impractical to fix the actual damages resulting from Borrower’s failure to pay the principal, interest or other sums due or failing to perform fully the obligations under the loan documents, and therefore, Borrower and Lender agree that the Default Rate represents a reasonable estimate of the potential loss(es) that many be sustained as a result by Lender and is not a penalty, but liquidated damages for purposes of defraying those potential damages and expenses incident to handling the Borrower’s default(s) under the loan documents.. Interest at the Default Rate shall be payable by Borrower without prejudice to the rights of Lender to collect any other amounts to be paid under the loan documents (including, without limitation, late fees).

Borrower acknowledges and agrees that this loan has a three months interest guarantee if paid off prior to loan maturity and a one percent (1.0%) Exit Fee if loan is not refinanced through Forbix.

This loan is for $530,000.00 (Five Hundred Thirty Thousand Dollars) and has been arranged and negotiated by Broker, a licensed real estate broker, California Bureau of Real Estate License No. 01373019. Borrower acknowledges that Broker and Lender are the same entity and that Broker has represented Lender and not Borrower in this loan transaction. Broker will be receiving a loan origination fee from Borrower in an amount equal to $15,900.00 (3.0%); $1,495.00 processing/underwriting fee and legal & loan document preparation fee of $500.00. These monies are deemed fully earned and payable and are 100% non-refundable upon Lender’s approval of the loan.

CALTIER FUND 1 LP – Lender-Borrower Agreement _11.15.21	Initials: _ _ _ _ _ _

Borrower acknowledges and agrees that it has not entered into this loan agreement as a result of any representation, agreement, inducement or coercion on the part of Broker or Lender or any of their respective employees, agents, contractors, attorneys or representatives. Borrower hereto further acknowledges that the consideration recited herein is the only consideration for entering into this loan, and that no promises or representations of other or further loans or other consideration have been made by any person to Borrower.

Borrower represents and warrants to Broker and Lender that the purpose of this loan is solely for the purchase of an investment property. The subject property will never be occupied by the Borrower as their primary residence, all of the proceeds of the loan are being used for business/ investment purposes only. Borrower further represents and warrants to Broker and Lender that neither Borrower, any tenant or any employees, agents, representatives or any person acting in concern with Borrower shall engage, or permit others to engage in any activities in connection with its use or occupancy of the “Property” (defined below) which would be a violation of any State and/or Federal laws relating to the use, sale, possession, cultivation and/or distribution of any controlled substances, including without limitation, activities (whether for commercial or personal purposes) regulated under any California law or other applicable law relating to the medicinal use and/or distribution of marijuana (otherwise known as the Compassionate Use Act of 1996).

The loan shall be secured by Lender’s Deed of Trust recorded as a First (1st) priority deed of trust against the following property: 325 7th Avenue #1101, City of San Diego, California 92101-7180 (the “Property”).

Borrower acknowledges that should the property be cited by the city or state governing agency for violating any city, municipal or local code, for life and safety issues of tenants, the Borrower will be in default under the loan documents. The Lender reserves, without limitation, the right make the necessary repairs to the subject property and add such costs to the amounts due under the loan. Moreover, such a violation will trigger the acceleration clause under the loan agreement.

Borrower shall maintain insurance on the Property at all times with Lender named as an additional loss payee. The insurance to be maintained by Borrower shall include both third party (liability) and first party (property) coverage in the following amounts: $600,000.00. Should Borrower fail to obtain or maintain insurance, Borrower hereby provides express authorization for Lender to purchase such insurance and bill the cost of such replacement insurance to the Borrower or add all such amounts to the amount of loan.

No subordinate financing is permitted without Lender’s specific consent and approval. Breach of this covenant will result in automatic default.

CALTIER FUND 1 LP – Lender-Borrower Agreement _11.15.21	Initials: _ _ _ _ _ _

The Maker may not renew or modify the terms of any lease with any existing tenant for less than the current amount of rent due without the prior written approval of Holder.

Time is of the essence in this matter.

Borrower:

   CALTIER FUND l LP, a Delaware Limited Partnership

By:

Parker Smith, Manager of CALTIER Realty, LLC, a California limited liability company Its General Partner

Forbix Capital Corp. (Broker)	Forbix Capital Corp. (Lender)

By:	By:

Its:	Its:

CALTIER FUND 1 LP – Lender-Borrower Agreement _11.15.21	Initials: _ _ _ _ _ _